CUSIP N0. 30064E109

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 2)*
Exactech, Inc.
(Name of Issuer)

Common Stock, Par Value $.01 Per Share
(Title of Class of Securities)

30064E109
(CUSIP Number)

Prima Investments Limited Partnership, LLLP
c/o R. William Petty, M.D.
2320 NW 66th Court
Gainesville, Florida 32653
(352) 377-1140
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
________________________

With copies to:

Jeffrey E. Decker, Esq.
Baker & Hostetler LLP
200 South Orange Avenue
Suite 2300
Orlando, Florida 32801
(407) 649-4017

December 3, 2017
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP N0. 30064E109

1	NAME OF REPORTING PERSON R. William Petty, M.D. and Betty Petty
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
387,429 Shares (1)
	8	SHARED VOTING POWER
3,080,271 Shares
	9	SOLE DISPOSITIVE POWER
387,429 Shares(1)
	10	SHARED DISPOSITIVE POWER
3,080,271 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,467,700(1)(2)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 23.71%(3)
14	TYPE OF REPORTING PERSON (see instructions) IN
(1) Includes 209,629 shares of Common Stock subject to options to purchase Common Stock which are currently exercisable.
(2) Includes 3,080,271 shares of Common Stock owned by Prima Investments Limited Partnership, LLLP (formerly known as Petty Family Investments, Limited Partnership).
(3) Calculated on the basis of (i) 14,413,421 shares of Common Stock issued and outstanding as of December 1, 2017, plus (ii) 209,629 shares of Common Stock issuable pursuant to options issued to the reporting persons to purchase Common Stock which are currently exercisable.

CUSIP N0. 30064E109

1	NAME OF REPORTING PERSON Prima Investments Limited Partnership, LLLP (formerly known as Petty Family Investments, Limited Partnership)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(see instructions)	(b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (see instructions) Not applicable
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Florida, United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER
0
	8	SHARED VOTING POWER
3,080,271 Shares
	9	SOLE DISPOSITIVE POWER
0
	10	SHARED DISPOSITIVE POWER
3,080,271 Shares

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,080,271
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (see instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11 21.37%(1)
14	TYPE OF REPORTING PERSON (see instructions) PN
(1) Calculated on the basis of 14,413,421 shares of Common Stock issued and outstanding as of December 1, 2017.

CUSIP N0. 30064E109

EXPLANATORY NOTE

This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the items included herein that were contained in the Schedule 13D filed on December 18, 1996, as amended by Amendment No. 1 to Schedule 13D (collectively, the “Original Schedule 13D” and, together with this Amendment, this “Schedule 13D”) relating to Common Stock, $.01 par value per share (the “Common Shares”), of Exactech, Inc., a Florida corporation (the “Issuer” or the “Company”).

This Amendment is being filed to report changes to Items 4, 6 and 7 of the Original Schedule 13D which, among other things, provides or updates information regarding the proposed merger of the Company pursuant to the Agreement and Plan of Merger dated October 22, 2017, with Osteon Holdings, L.P., a Delaware limited partnership (“Parent”), and Osteon Merger Sub, Inc., a Florida corporation and wholly owned subsidiary of Parent (“Merger Sub”) as amended by that certain Amendment No. 1 to Merger Agreement dated December 3, 2017 (as amended, the “Merger Agreement”). Parent and Merger Sub are affiliates of global private equity firm TPG Capital, which, in turn, is an affiliate of global alternative asset firm TPG. Except as reflected in this Amendment No. 2 to Schedule 13D, there have been no material changes to the information contained in the Original Schedule 13D. Capitalized terms used, but not otherwise defined herein shall have the meanings set forth in the Original Schedule 13D.

Item 4.     Purpose of the Transaction.
Item 4 of the Original Schedule 13D is hereby amended to add the following:

Amendment to Merger Agreement

On December 3, 2017, the Company entered into an amendment to the Merger Agreement (“Amendment No. 1 to the Merger Agreement”) with Parent and Merger Sub.
Increase in Merger Consideration

Pursuant to Amendment No. 1 to the Merger Agreement, the Merger Consideration has been increased from $42.00 per share of Company Common Stock to $49.25 per share of Company Common Stock, without interest and less any applicable withholding taxes, and excluding certain shares of Company Common Stock held by the Company’s founders and certain management shareholders who have agreed to contribute to Parent, at a valuation equal to or less than $49.25 per share, a portion of their shares for new equity securities of Parent.
The foregoing description of Amendment No. 1 to the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to Amendment No. 1 to the Merger Agreement, which is filed herewith as Exhibit 1 and incorporated herein by reference.
Amendment to Rollover and Voting Agreement
On December 3, 2017, in connection with Amendment No. 1 to the Merger Agreement, the parties to the Rollover Agreement have entered into that certain Amendment No. 1 to the Rollover Agreement (“Amendment No. 1 to the Rollover Agreement”), pursuant to which the Company’s founding and certain management shareholders have specified that they will contribute to Parent an aggregate amount of 2,711,584 shares of Company Common Stock they currently own (representing approximately 18.8% of the outstanding Company Common Stock) for equity securities of Parent.

CUSIP N0. 30064E109

The foregoing description of Amendment No. 1 to the Rollover Agreement does not purport to be complete and is qualified in its entirety by reference to the Agreement, which is filed herewith as Exhibit 2 and incorporated herein by reference.
Except as set forth herein, the Reporting Persons have no present plan or proposal that would relate to or result in any of the matters set forth in subparagraphs (a)-(j) of the instructions to Item 4 of Schedule 13D, although the Reporting Persons reserve the right to develop such plans or proposals.

Item 6.     Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.
Item 6 of the Original Schedule 13D is hereby amended to add the following:
The information set forth in Item 4 is hereby incorporated by reference into this Item 6. Except as set forth in this Schedule 13D, there are no other contracts, arrangements, understandings, or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to securities of the Issuer.

Item 7.     Material to be Filed as Exhibits.

1.
Amendment No. 1 to the Agreement and Plan of Merger by and among the Issuer, Osteon Holdings, L.P., a Delaware limited partnership, and Osteon Merger Sub, Inc., a Florida corporation, dated December 3, 2017 (incorporated herein by reference to Exhibit 2.1 of the Current Report on Form 8-K filed by the Issuer on December 4, 2017).

2.
Amendment No. 1 to the Rollover and Voting Agreement by and among Osteon Holdings, L.P., a Delaware limited partnership, R. William Petty, Betty Petty, Prima Investments Limited Partnership, LLLP, David W. Petty, Miller Family Holdings, LLC, Bruce Thompson, Joel Phillips, Donna Edwards, Chris Roche and Steve Szabo dated December 3, (incorporated herein by reference to Exhibit 99.2 of the Current Report on Form 8-K filed by the Issuer on December 4, 2017).

CUSIP N0. 30064E109

SIGNATURES

After reasonable inquiry and to the best of his/her/its knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct and each agrees, pursuant to Rule 13d-1(k)(1)(iii), that a Joint Schedule 13D be filed on behalf of each of the undersigned in respect to the Common Stock of the Issuer.

/s/ R William Petty	/s/ Betty Petty
R. William Petty Date: December 5, 2017 *	Betty Petty Date: December 5, 2017 *
PRIMA INVESTMENTS LIMITED PARTNERSHIP, LLLP (formerly known as Petty Family Investments, Limited Partnership)

By: Prima Investments, Inc., its General Partner

        By:_/s/ R. William Petty ______________
             R. William Petty, President
Date: December 5, 2017